Exhibit 99.2

 POSTMEDIA NETWORK CANADA CORP.
 INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

 FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2015 AND 2014

Approved for issuance: April 9, 2015

APRIL 9, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis of financial condition and results of operations of Postmedia Network Canada Corp. and its subsidiary Postmedia Network Inc. (collectively, “we”, “our”, “us”, or “Postmedia”) should be read in conjunction with the interim condensed consolidated financial statements and related notes of Postmedia for the three and six months ended February 28, 2015 and 2014 and the annual audited consolidated financial statements and related notes for the years ended August 31, 2014, 2013 and 2012.  The interim condensed consolidated financial statements of Postmedia for the three and six months ended February 28, 2015 and 2014 and the annual audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012 are available on SEDAR at www.sedar.com and on the EDGAR system maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

This discussion contains statements that are not historical facts and are forward-looking statements.  These statements are subject to a number of risks described in the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012.  Risks and uncertainties may cause actual results to differ materially from those contained in such forward-looking statements.  Such statements reflect management’s current views and are based on certain assumptions.  They are only estimates of future developments, and actual developments may differ materially from these statements due to a number of factors.  Investors are cautioned not to place undue reliance on such forward-looking statements.  No forward-looking statement is a guarantee of future results.  We have tried, where possible, to identify such statements by using words such as “believe”, “expect”, “estimate”, “anticipate”, “will”, “could” and similar expressions in connection with any discussion of future operating or financial performance.  Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

All amounts are expressed in Canadian dollars unless otherwise noted. The interim condensed consolidated financial statements of Postmedia for the three and six months ended February 28, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 – Interim Financial Reporting.

This management’s discussion and analysis is dated April 9, 2015 and does not reflect changes or information subsequent to this date.  Additional information in respect of Postmedia is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional IFRS Measures

We use operating income before depreciation, amortization, impairment and restructuring, as presented in the interim condensed consolidated financial statements for the three and six months ended February 28, 2015 and 2014 and described in note 3 thereto, to assist in assessing our financial performance.  Management and the Board of Directors of Postmedia use this measure to evaluate consolidated operating results and to assess Postmedia’s ability to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by Postmedia and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization, impairment and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

Overview and Background

Our business consists of news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, web, tablet and smartphone platforms. The combination of these platforms provides audiences with a variety of media through which to access and interact with our content. The breadth of our reach and the diversity of our content enable advertisers to reach their target audiences on a local, regional or national scale through the convenience of a single provider. We are the largest publisher by circulation of paid English-language daily newspapers in Canada, according to Newspapers Canada’s 2013 Circulation Data Report. Postmedia has the highest weekly print readership of paid English-language daily newspapers in Canada, based on NADbank 2013 survey data.

For financial reporting purposes we have one operating segment, the Newsmedia segment (formerly, the Newspaper segment), which publishes daily and non-daily newspapers and operates digital media and online assets including the canada.com website, each newspaper’s online website and Infomart, our media monitoring service.

Recent Developments

On October 6, 2014, we entered into a purchase agreement with Quebecor Media Inc. (“QMI”) to purchase all of the outstanding shares of Quebecor Media Printing Inc., which on closing, will own the 173 English-language newspapers and specialty publications as well as digital properties of Sun Media Corporation, a subsidiary of QMI, for cash consideration of $305.5 million, subject to a closing working capital adjustment (the “Sun Acquisition”). The Sun Acquisition is subject to various conditions including regulatory approvals which are required to be satisfied or waived prior to consummation of all or any part of the acquisition. On March 25, 2015, we received a no action letter from the Competition Bureau of Canada which confirms they do not intend to challenge the Sun Acquisition before the Competition Tribunal under the merger provision of the Competition Act and as a result we anticipate the Sun Acquisition will close on or about April 13, 2015. During the three and six months ended February 28, 2015, we incurred acquisition costs of $1.1 million and $2.7 million, respectively, and integration costs of $1.4 million both of which are included in restructuring and other items in the condensed consolidated statements of operations. We will finance the purchase price and transaction costs associated with the Sun Acquisition with the issuance of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”), the issuance of Class NC variable voting shares of Postmedia (“Variable Voting Shares”) pursuant to a rights offering (the “Rights Offering”), net proceeds related to the sale of the Montreal Gazette production facility classified as restricted cash and corporate cash all as described below. See “Risk Factors – Risks Relating to the Sun Acquisition and Related Financings” in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012.

The debt financing for the Sun Acquisition will be provided through the issuance of an additional $140 million of First-Lien Notes to an existing noteholder, Canso Investment Counsel Ltd. (“Canso”), acting on behalf of certain accounts that it manages. On October 31, 2014, pursuant to a subscription agreement with Canso, we issued subscription receipts which will automatically be exchanged for the additional First-Lien Notes on completion of the Sun Acquisition, and the satisfaction of certain other conditions, for no additional consideration (“Notes Subscription Receipts”). The Notes Subscription Receipts bear interest at the same rate as the First-Lien Notes with interest commencing as of November 1, 2014. During the three and six months ended February 28, 2015, we recorded interest expense related to the Notes Subscription Receipts of $2.9 and $3.9 million, respectively, in the condensed consolidated statement of operations and incurred Notes Subscription Receipts financing costs of a nominal amount and $1.6 million, respectively, which are recorded in other assets on the condensed consolidated statement of financial position. See “Risk Factors – Risks Relating to the Sun Acquisition and Related Financings” in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012.

The equity financing for the Sun Acquisition will be provided pursuant to the Rights Offering for proceeds of $173.5 million. Under the terms of the Rights Offering, shareholders of Postmedia as of February 17, 2015 received one right for each share held to subscribe for 5.9929 subscription receipts (“Equity Subscription Receipts”). Each Equity Subscription Receipt will be automatically exchanged for one Variable Voting Share without additional consideration upon satisfaction of certain conditions including the completion of the Sun Acquisition and the issuance of the additional First-Lien Notes. On March 18, 2015, a total of 240,972,226 Equity Subscription Receipts were issued at a subscription price of $0.72, which represented a significant discount to the market price of the Variable Voting Shares at the time. A total of 200,084,396 Equity Subscription Receipts were subscribed for pursuant to the basic subscription privilege attached to each right, with the remainder being subscribed for pursuant to the additional subscription privilege attached to the rights in relation to the unsubscribed Equity Subscription Receipts of other holders. During the three and six months ended February 28, 2015, we incurred $0.4 million and $2.9 million, respectively, of Rights Offering transaction costs which are recorded in other assets on the condensed consolidated statement of financial position. See “Risk Factors – Risks Relating to the Sun Acquisition and Related Financings” in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012.

The remaining financing for the Sun Acquisition will be provided through corporate cash and the net proceeds related to the sale of the Montreal Gazette production facility. On October 31, 2014, we sold the land, building and equipment related to the Montreal Gazette production facility for gross proceeds of $12.5 million. Due to the outsourcing of the production of the Montreal Gazette in August 2014, the production facility and equipment was no longer required.  The net proceeds of $12.4 million from the sale are required to provide additional financing for the Sun Acquisition and are recorded as restricted cash on the condensed consolidated statement of financial position.

Due to the outsourcing of the production of the Vancouver newspapers in February 2015, which includes both The Vancouver Sun and The Province, the production facility is no longer required.  In July, 2014, we reached an agreement with the union representing the employees impacted by the Vancouver newspapers outsourcing and made a payment of $17.5 million in trust, which was disbursed in February 2015 to fund the restructuring payments. In addition, all conditions were waived related to an agreement to sell the Vancouver newspapers production facility for gross proceeds of $17.5 million with an expected closing date of June 30, 2015.  The net proceeds from the sale of the Vancouver newspapers production facility will be used to make an offer to redeem an equal amount of First-Lien Notes.

On October 16, 2014 we entered into a new senior secured asset-based revolving credit facility (the “ABL Facility) for an aggregate amount of up to $20.0 million. The ABL Facility replaced our previous facility that matured on July 13, 2014. The ABL Facility matures on October 16, 2015 and is secured on a first-priority basis by accounts receivable, cash, and inventory and any related assets of Postmedia and on a third priority basis by the First-Lien Notes collateral. During the six months ended February 28, 2015, we incurred $0.6 million of debt financing costs related to the ABL Facility. The ABL Facility has conditions to borrowing which include maintaining certain financial ratios that were not met, resulting in no availability as at February 28, 2015.

During the six months ended February 28, 2015, we received certification from the Ontario Digital Media Corporation that digital media tax credits totaling a cash claim of $17.3 million for the year ended August 31, 2012 were eligible to be claimed. We have refiled the tax return for the year ended August 31, 2012 to reflect such claim which will be subject to audit by the Canada Revenue Agency. The claim primarily relates to the recovery of previously recognized compensation expenses, and as a result we recorded a recovery in compensation expense of $13.8 million in the six months ended February 28, 2015 related to this claim.

Key Factors Affecting Operating Results

Revenue is earned primarily from advertising, circulation and digital sources. Print advertising revenue is a function of the volume, or linage, of advertising sold and rates charged. Print circulation revenue is derived from home-delivery subscriptions for newspapers, including All Access Subscriptions (across the four platforms of print, web, tablet and smartphone), single copy sales at retail outlets and vending machines and is a function of the number of newspapers sold and the price per copy. Digital revenue consists of revenue from national and local display advertising as well as digital classified advertising on our newspaper and other websites, including canada.com, revenue from e-Papers and Digital Access subscriptions, as well as subscription revenue generated through Infomart, our media monitoring service.

Print advertising revenue was $75.5 million and $168.6 million for the three and six months ended February 28, 2015, representing 51.9% and 53.5% of total revenue for such periods, respectively. Our major advertising categories consist of local, national, and inserts.  These categories composed 38.5%, 37.5% and 20.9%, respectively, of total print advertising for the three months ended February 28, 2015, and 39.4%, 36.6% and 20.7%, respectively, of total print advertising for the six months ended February 28, 2015.

Print advertising is influenced by both the overall strength of the economy and significant structural changes in the newspaper industry and media in general.  The continuing shift in advertising dollars from print advertising to advertising in other formats, particularly online and other digital platforms including search and social media websites, combined with periods of economic uncertainty have resulted in significant declines in print advertising.  This shift is expected to continue and appears to be permanent.  We anticipate the print advertising market to remain challenging and expect current trends to continue throughout the remainder of fiscal 2015.  During the three and six months ended February 28, 2015, we experienced print advertising revenue declines of 16.0% and 18.4%, respectively, as compared to the same periods in the prior year.  The decline in print advertising revenue in the three and six months ended February 28, 2015 relates to weakness in all major advertising categories.

Print circulation revenue was $45.5 million and $92.9 million for the three and six months ended February 28, 2015, representing 31.3% and 29.5% of total revenue for such periods, respectively.  Declines in circulation volumes have been experienced over the last few years and this trend continued in the three and six months ended February 28, 2015, however volume declines have been partially offset by price increases.  Circulation revenues decreased $2.0 million and $4.2 million in the three and six months ended February 28, 2015, respectively, as compared to the same period in the prior year.  We expect these print circulation revenue trends to continue throughout the remainder of fiscal 2015.

Digital revenue was $20.5 million and $44.8 million for the three and six months ended February 28, 2015, representing 14.1% and 14.2% of total revenue for such periods, respectively.  Digital revenues decreased 2.8% in the three months ended February 28, 2015, as compared to the same period in the prior year, as a result of decreases in local and national digital advertising revenue and digital classified revenue. Digital revenues increased 0.3% in the six months ended February 28, 2015, as compared to the same period in the prior year, as a result of increases in digital subscription revenue, partially offset by decreases in digital classified revenue.  We continue to believe digital revenue represents a future growth opportunity for Postmedia and as a result we are focused on various new products and initiatives in this area.

Our principal expenses consist of compensation, newsprint, distribution and production.  These composed 50.2%, 4.5%, 16.9% and 8.5%, respectively, of total operating expenses excluding depreciation, amortization, impairment and restructuring for the three months ended February 28, 2015 and 47.0%, 5.1%, 18.3% and 8.8%, respectively, of total operating expenses excluding depreciation, amortization, impairment and restructuring for the six months ended February 28, 2015.  We experienced declines in compensation, newsprint and distribution expenses of 7.7%, 18.9% and 9.2%, respectively, and an increase in production expenses of 24.2% in the three months ended February 28, 2015. We experienced declines in compensation, newsprint and distribution expenses of 17.4%, 20.3% and 8.1%, respectively, and an increase in production expenses of 24.5% in the six months ended February 28, 2015, as compared to the same periods in the prior year. In the six months ended February 28, 2015, compensation expense includes a recovery of $13.8 million related to the Ontario Interactive Digital Media Tax Credit as described earlier in “Recent Developments”.

We continue to implement a three year business transformation program which was announced in July 2012 (“Transformation Program”) that will focus on the development of our digital products and is targeted to result in operating cost savings of 15% to 20%.  During the three months ended February 28, 2015 as part of our Transformation Program we implemented initiatives which are expected to result in an additional $19 million of net annualized cost savings.  In total, we have implemented net annualized cost savings of approximately $131 million, or 19% of operating costs, since the Transformation Program was announced. The net annualized cost savings primarily relate to decreases in compensation expenses partially offset by increases in production expenses as a result of outsourced newspaper production.

Our operating results are affected by variations in the cost and availability of newsprint.  Newsprint is the principal raw material used in the production of our daily newspapers and other print publications.  It is a commodity that is generally subject to price volatility.  We take advantage of the purchasing power that comes with the large volume of newsprint we purchase, as well as our proximity to paper mills across Canada, to minimize our total newsprint expense.  Changes in newsprint prices can significantly affect our operating results.  A $50 per tonne increase or decrease in the price of newsprint would be expected to affect our newsprint expense by approximately $2.2 million on an annualized basis.  We don’t expect a material change in newsprint prices throughout the remainder of fiscal 2015.

Our distribution is primarily outsourced to third party suppliers.  The key drivers of our distribution expenses are fuel costs and circulation and insert volumes.  Our distribution expenses have decreased during the three and six months ended February 28, 2015 primarily as a result of a reduction in newspaper circulation volumes and cost reduction initiatives.

Our production costs include the costs related to outsourced production of our newspapers as well as ink and other production supplies.  Our production expenses have increased during the three and six months ended February 28, 2015 primarily as a result of outsourced newspaper production of the Calgary Herald in November 2013, the Montreal Gazette in August 2014 and both The Vancouver Sun and The Province in February 2015. We expect production costs to increase throughout the remainder of fiscal 2015 as a result of the outsourcing of the Montreal Gazette and our Vancouver newspapers.

 Other Factors

Seasonality

Revenue has experienced, and is expected to continue to experience, seasonality due to seasonal advertising patterns and seasonal influences on media consumption habits.  Typically, our advertising revenue is highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.  These seasonal variations may lead to increased borrowing needs at certain points within the fiscal year.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Although these estimates, assumptions and judgements are based upon management’s knowledge of the amount, event or actions; actual results could differ from those estimates, assumptions and judgements.  The critical accounting estimates used in our interim condensed consolidated financial statements for the three and six months ended February 28, 2015 and 2014 are not materially different from those disclosed in our annual management’s discussion and analysis and annual audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012 except for the estimate of the Ontario Interactive Digital Media Tax Credit as described in note 5 of the interim condensed consolidated financial statements for the three months and six months ended February 28, 2015 and 2014.

Change in accounting policy

We have adopted the following new standard effective September 1, 2014:

(i) IFRIC 21 – Levies

IFRIC 21 – Levies clarifies the timing for the accounting of a liability that is imposed by governments should be based on the activity in the legislation that triggers the payment.  This standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2014, with earlier adoption permitted. The adoption of this standard did not have an impact on the interim condensed consolidated financial statements.

Operating Results

Postmedia’s operating results for the three months ended February 28, 2015 as compared to the three months ended February 28, 2014

	2015	2014
Revenues
Print advertising	75,511	89,944
Print circulation	45,512	47,550
Digital	20,534	21,136
Other	3,888	3,854
Total revenues	145,445	162,484
Expenses
Compensation	66,510	72,048
Newsprint	6,001	7,402
Distribution	22,436	24,704
Production	11,208	9,023
Other operating	26,447	27,181
Operating income before depreciation, amortization and restructuring	12,843	22,126
Depreciation	9,515	11,169
Amortization	9,528	9,599
Restructuring and other items	4,692	5,425
Operating loss	(10,892)	(4,067)
Interest expense	17,878	15,605
Net financing expense relating to employee benefit plans	1,353	1,404
(Gain) loss on disposal of property and equipment	(7)	27
Gain on derivative financial instruments	(873)	(647)
Foreign currency exchange losses	28,975	4,834
Loss before income taxes	(58,218)	(25,290)
Provision for income taxes	-	-
Net loss attributible to equity holders of the Company	(58,218)	(25,290)

Revenue

Print advertising

Print advertising revenue decreased $14.4 million, or 16.0%, to $75.5 million for the three months ended February 28, 2015, as compared to the same period in the prior year.  A decrease was experienced in all of our major categories of print advertising revenue, including decreases from local advertising of 8.6%, national advertising of 23.3%, and insert advertising of 14.5%. The total print advertising linage and average line rate decreased 11.7% and 5.4%, respectively, during the three months ended February 28, 2015, as compared to the same period in the prior year.

Print circulation

Print circulation revenue decreased $2.0 million, or 4.3%, to $45.5 million for the three months ended February 28, 2015 as compared to the same period in the prior year.  Paid circulation volume decreased 9.7% during this period, as compared to the same period in the prior year, but this volume decrease was partially offset by price increases.

Digital

Digital revenue decreased $0.6 million, or 2.8%, to $20.5 million for the three months ended February 28, 2015, as compared to the same period in the prior year. The decrease in digital revenue is as a result of decreases in local digital advertising revenue of $0.9 million and digital classified revenue of $0.3 million, partially offset by an increase in digital subscription revenue of $0.6 million.

Other

Other revenue increased by a nominal amount, to $3.9 million for the three months ended February 28, 2015, as compared to the same period in the prior year.

Expenses

Compensation

Compensation expenses decreased $5.5 million, or 7.7%, to $66.5 million for the three months ended February 28, 2015, as compared to the same period in the prior year.  The decrease is primarily as a result of lower salary and benefits expense of $4.7 million due to the Transformation initiatives.

Newsprint

Newsprint expenses decreased $1.4 million, or 18.9%, to $6.0 million for the three months ended February 28, 2015, as compared to the same period in the prior year.  Newsprint expense decreases are primarily a result of consumption decreases of 15.6% due to continued usage reduction efforts as well as lower newspaper circulation volumes, combined with a decrease in newsprint cost per tonne of 4.0%.  Newsprint expenses include newsprint purchased for production at both our owned and outsourced production facilities.

Distribution

Distribution expenses decreased $2.3 million, or 9.2%, to $22.4 million for the three months ended February 28, 2015, as compared to the same period in the prior year.  Decreases in distribution expenses are primarily a result of a reduction in newspaper circulation volumes and cost reduction initiatives.

Production

Production expenses increased $2.2 million, or 24.2% to $11.2 million for the three months ended February 28, 2015, as compared to the same period in the prior year. Increases in production expenses are primarily as a result of outsourced newspaper production of the Montreal Gazette in August 2014 and both The Vancouver Sun and The Province in February 2015.

Other operating

Other operating expenses decreased $0.7 million, or 2.7%, to $26.4 million for the three months ended February 28, 2015, as compared to the same period in the prior year.  Other operating expense decreases are as a result of ongoing cost savings initiatives.

Operating income before depreciation, amortization and restructuring

Operating income before depreciation, amortization and restructuring decreased $9.3 million, to $12.8 million for the three months ended February 28, 2015, as compared to the same period in the prior year.  The decrease relates to decreases in revenue, partially offset by decreases in expenses as discussed above.

Depreciation

Depreciation expense decreased $1.7 million to $9.5 million for the three months ended February 28, 2015, as compared to the same period in the prior year.  The decrease relates primarily to the production assets of the Montreal Gazette and the Vancouver newspapers as a result of the outsourced newspaper production in August 2014 and February 2015, respectively.

Amortization

Amortization expense decreased $0.1 million to $9.5 million for the three months ended February 28, 2015, as compared to the same period in the prior year.

Restructuring and other items

Restructuring and other items expense decreased $0.7 million to $4.7 million for the three months ended February 28, 2015 as compared to the same period in the prior year.  Restructuring and other items expense for the three months ended February 28, 2015 consists of severance costs of $2.2 million, which include both involuntary terminations and voluntary buyouts, and acquisition costs and integration costs related to the Sun Acquisition of $1.1 million and $1.4 million, respectively, as described earlier in “Recent Developments”.  Restructuring and other items expense for the three months ended February 28, 2014 consisted of $5.4 million of severance costs, which included both involuntary terminations and voluntary buyouts.

Operating loss

Operating loss was $10.9 million for the three months ended February 28, 2015, as compared to $4.1 million for the same period in the prior year. The increase in operating loss relates primarily to a decrease in operating income before depreciation, amortization and restructuring, partially offset by a decrease in depreciation expense, both as discussed above.

Interest expense

Interest expense increased $2.3 million, or 14.6%, to $17.9 million for the three months ended February 28, 2015, as compared to the same period in the prior year.  Interest expense primarily relates to interest on our long-term debt that is recognized using the effective interest rate method, which amortizes the initial financing costs and includes both cash and non-cash interest. The increase in interest expense relates to an increase in cash interest expense of $2.9 million, partially offset by a decrease in non-cash interest expense of $0.6 million. The increase in cash interest includes $2.9 million of interest expense on the Notes Subscription Receipts described earlier in “Recent Developments” and $0.4 related to the 12.5% Senior Secured Notes due 2018 (“Second-Lien Notes”) due to the increase in US dollar currency translation, partially offset by a decrease of $0.3 million due to lower outstanding First-Lien Notes and $0.1 million related to the ABL Facility.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans decreased a nominal amount to $1.4 million for the three months ended February 28, 2015, as compared to the same period in the prior year.

(Gain) loss on disposal of property and equipment

During the three months ended February 28, 2015, we disposed of property and equipment and realized a nominal gain.  During the three months ended February 28, 2014, we disposed of property and equipment and realized a nominal loss.

Gain on derivative financial instruments

Gain on derivative financial instruments for the three months ended February 28, 2015 was $0.9 million as compared $0.6 million during the same period in the prior year.  The gains relate to the change in fair value of our variable prepayment option embedded derivatives on the First-Lien Notes and Second-Lien Notes.

Foreign currency exchange losses

Foreign currency exchange losses for the three months ended February 28, 2015 were $29.0 million as compared to $4.8 million during the same period in the prior year.Foreign currency exchange losses consist primarily of unrealized losses related to changes in the carrying value of the Second-Lien Notes.  On July 15, 2014 a foreign currency interest rate swap, that was accounted for as a hedge, with a notional amount of US$167.5 million related to the Second-Lien Notes matured, exposing us to foreign currency gains and losses on the entire US$268.6 million of Second-Lien Notes outstanding.

Loss before income taxes

Loss before income taxes was $58.2 million for the three months ended February 28, 2015, as compared to $25.3 million for the same period in the prior year.  The increase in loss before income taxes is the result of increased operating loss, increased interest expense and increased foreign currency exchange losses, all as discussed above.

Provision for income taxes

We have not recorded a current or deferred tax expense or recovery for the three months ended February 28, 2015 or 2014.  Current tax expense or recovery results in a decrease or increase, respectively, to our tax loss carryforward balances.  The cumulative tax loss carryforward balances have not been recognized as a net deferred tax asset on the consolidated statement of financial position.

Net loss attributable to equity holders of the Company

Net loss for the three months ended February 28, 2015 was $58.2 million as compared to $25.3 million for the same period in the prior year, as a result of the factors described above in loss before income taxes.

Operating Results

Postmedia’s operating results for the six months ended February 28, 2015 as compared to the six months ended February 28, 2014

	2015	2014
Revenues
Print advertising	168,638	206,549
Print circulation	92,946	97,138
Digital	44,803	44,690
Other	8,572	8,085
Total revenues	314,959	356,462
Expenses
Compensation	120,659	146,006
Newsprint	13,176	16,522
Distribution	46,900	51,012
Production	22,570	18,125
Other operating	53,189	56,660
Operating income before depreciation, amortization, impairment and restructuring	58,465	68,137
Depreciation	21,547	24,396
Amortization	19,063	20,011
Impairment	1,843	-
Restructuring and other items	8,916	25,538
Operating income (loss)	7,096	(1,808)
Interest expense	33,189	31,338
Net financing expense relating to employee benefit plans	2,781	2,808
(Gain) loss on disposal of property and equipment and asset held-for-sale	(740)	13
Gain on derivative financial instruments	(4,108)	(4,701)
Foreign currency exchange losses	44,447	5,829
Loss before income taxes	(68,473)	(37,095)
Provision for income taxes	-	-
Net loss attributible to equity holders of the Company	(68,473)	(37,095)

Revenue

Print advertising

Print advertising revenue decreased $37.9 million, or 18.4%, to $168.6 million for the six months ended February 28, 2015, as compared to the same period in the prior year.  A decrease was experienced in all of our major categories of print advertising revenue, including decreases from local advertising of 11.6%, national advertising of 26.3%, and insert advertising of 13.6%. The total print advertising linage and average line rate decreased 13.4% and 6.9%, respectively, during the six months ended February 28, 2015, as compared to the same period in the prior year.

Print circulation

Print circulation revenue decreased $4.2 million, or 4.3%, to $92.9 million for the six months ended February 28, 2015 as compared to the same period in the prior year.  Paid circulation volume decreased 9.5% during this period, as compared to the same period in the prior year, but this volume decrease was partially offset by price increases.

Digital

Digital revenue increased $0.1 million, to $44.8 million for the six months ended February 28, 2015, as compared to the same period in the prior year.  The increase in digital revenue is as a result of increases in digital subscription revenue of $1.0 million, partially offset by decreases in digital classified revenue of $0.8 million.

Other

Other revenue increased $0.5 million, or 6.0%, to $8.6 million for the six months ended February 28, 2015, as compared to the same period in the prior year.  The increase in other revenue is primarily a result of an increase in commercial printing revenue of $0.5 million.

Expenses

Compensation

Compensation expenses decreased $25.3 million, or 17.4%, to $120.7 million for the six months ended February 28, 2015, as compared to the same period in the prior year.  The decrease is partially due to the recovery of $13.8 million relating to the Ontario Interactive Digital Media Tax Credit as described earlier in “Recent Developments”. Excluding this recovery, compensation expenses decreased $11.5 million, or 7.9%, as compared to the same period in the prior year, as a result of lower salary and benefits expense of $11.0 million due to the Transformation Program initiatives and a decrease in short-term incentive plan awards of $0.6 million, partially offset by an increase of $1.2 million in employee benefit plan expense as a result of an decrease in the discount rate used to measure the employee benefit plan cost of our defined benefit pension plans.

Newsprint

Newsprint expenses decreased $3.3 million, or 20.3%, to $13.2 million for the six months ended February 28, 2015, as compared to the same period in the prior year.  Newsprint expense decreases are primarily a result of consumption decreases of 16.8% due to continued usage reduction efforts as well as lower newspaper circulation volumes, combined with a decrease in newsprint cost per tonne of 4.1%.  Newsprint expenses include newsprint purchased for production at both our owned and outsourced production facilities.

Distribution

Distribution expenses decreased $4.1 million, or 8.1%, to $46.9 million for the six months ended February 28, 2015, as compared to the same period in the prior year.  Decreases in distribution expenses are primarily a result of a reduction in newspaper circulation volumes and cost reduction initiatives.

Production

Production expenses increased $4.4 million, or 24.5% to $22.6 million for the six months ended February 28, 2015, as compared to the same period in the prior year. Increases in production expenses are primarily as a result of outsourced newspaper production of the Calgary Herald in November 2013, the Montreal Gazette in August 2014 and both The Vancouver Sun and The Province in February 2015.

Other operating

Other operating expenses decreased $3.5 million, or 6.1%, to $53.2 million for the six months ended February 28, 2015, as compared to the same period in the prior year.  Other operating expense decreases are as a result of ongoing cost savings initiatives.

Operating income before depreciation, amortization, impairment and restructuring

Operating income before depreciation, amortization, impairment and restructuring decreased $9.7 million, or 14.2%, to $58.5 million for the six months ended February 28, 2015, as compared to the same period in the prior year.  The decrease relates to decreases in revenue, partially offset by decreases in expenses as discussed above.

Depreciation

Depreciation expense decreased $2.8 million to $21.5 million for the six months ended February 28, 2015, as compared to the same period in the prior year.  The decrease relates primarily to the production assets of the Calgary Herald and the Montreal Gazette as a result of the outsourced newspaper production in November 2013 and August 2014, respectively.

Amortization

Amortization expense decreased $0.9 million to $19.1 million for the six months ended February 28, 2015, as compared to the same period in the prior year.  The decrease relates primarily to software that has been fully amortized.

Impairment

Due to the outsourcing of the production of the Edmonton Journal in August 2013, the production facility is no longer required. As at February 28, 2015, the estimated fair value less costs of disposal of the Edmonton production facility was reduced to $8.7 million (August 31, 2014 - $10.5 million) based on the estimated net proceeds. As a result, during the six months ended February 28, 2015, we recorded an impairment loss of $1.8 million. During the six months ended February 28, 2014, no impairments were recorded.

Restructuring and other items

Restructuring and other items expense decreased $16.6 million to $8.9 million for the six months ended February 28, 2015 as compared to the same period in the prior year.  Restructuring and other items expense for the six months ended February 28, 2015 consists of severance costs of $4.8 million, which include both involuntary terminations and voluntary buyouts, and acquisition costs and integration costs related to the Sun Acquisition of $2.7 million and $1.4 million, respectively, as described earlier in “Recent Developments”. Restructuring and other items expense for the six months ended February 28, 2014 consisted of severance costs of $25.5 million, which included both involuntary terminations and voluntary buyouts.

Operating income (loss)

Operating income was $7.1 million for the six months ended February 28, 2015, as compared to operating loss of $1.8 million for the same period in the prior year.  The operating income was as a result of decreased depreciation expense, decreased amortization expense and decreased restructuring and other items expense, partially offset by decreased operating income before depreciation, amortization, impairment and restructuring and the impairment recorded in the six months ended February 28, 2015, all as discussed above.

Interest expense

Interest expense increased $1.9 million, or 5.9%, to $33.2 million for the six months ended February 28, 2015, as compared to the same period in the prior year.  Interest expense primarily relates to interest on our long-term debt that is recognized using the effective interest rate method, which amortizes the initial debt financing costs and includes both cash and non-cash interest. The increase in interest expense relates to an increase in cash interest expense of $3.2 million, partially offset by a decrease in non-cash interest of $1.3 million. The increase in cash interest primarily relates to $3.9 million of interest expense on the Notes Subscription Receipts described earlier in “Recent Developments”, partially offset by a decrease of $0.5 million due to lower outstanding First-Lien Notes and $0.2 million related to the ABL Facility.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans decreased a nominal amount to $2.8 million for the six months ended February 28, 2015, as compared to the same period in the prior year.

(Gain) loss on disposal of property and equipment and asset held-for-sale

During the six months ended February 28, 2015, we disposed of property and equipment and an asset held-for-sale and realized a gain of $0.7 million.  During the six months ended February 28, 2014, we disposed of property and equipment and realized a nominal loss.

Gain on derivative financial instruments

Gain on derivative financial instruments for the six months ended February 28, 2015 was $4.1 million as compared to $4.7 million during the same period in the prior year.  The gains relate to the change in fair value of our variable prepayment option embedded derivatives on the First-Lien Notes and Second-Lien Notes.

Foreign currency exchange losses

Foreign currency exchange losses for the six months ended February 28, 2015 were $44.4 million as compared to $5.8 million during the same period in the prior year.  Foreign currency exchange losses consist primarily of unrealized losses related to changes in the carrying value of the Second-Lien Notes.  On July 15, 2014 a foreign currency interest rate swap, that was accounted for as a hedge, with a notional amount of US$167.5 million related to the Second-Lien Notes matured, exposing us to foreign currency gains and losses on the entire US$268.6 million of Second-Lien Notes outstanding.

Loss before income taxes

Loss before income taxes was $68.5 million for the six months ended February 28, 2015, as compared to $37.1 million for the same period in the prior year.  The increase in loss before income taxes is primarily the result of increased foreign currency exchange losses, as discussed above.

Provision for income taxes

We have not recorded a current or deferred tax expense or recovery for the six months ended February 28, 2015 or 2014.  Current tax expense or recovery results in a decrease or increase, respectively, to our tax loss carryforward balances.  The cumulative tax loss carryforward balances have not been recognized as a net deferred tax asset on the consolidated statement of financial position.

Net loss attributable to equity holders of the Company

Net loss for the six months ended February 28, 2015 was $68.5 million as compared to $37.1 million for the same period in the prior year, as a result of the factors described above in loss before income taxes.

Consolidated quarterly financial information

($ in thousands of Canadian dollars, except per share information)	Fiscal 2015		Fiscal 2014				Fiscal 2013
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues	145,445	169,514	146,804	170,989	162,484	193,978	169,309	191,784

Net loss attributible to equity holders of the Company	(58,218)	(10,255)	(49,761)	(20,605)	(25,290)	(11,805)	(47,913)	(103,256)
Basic	$(1.45)	$(0.26)	$(1.24)	$(0.51)	$(0.63)	$(0.29)	$(1.19)	$(2.57)
Diluted	$(1.45)	$(0.26)	$(1.24)	$(0.51)	$(0.63)	$(0.29)	$(1.19)	$(2.57)

Cash flows from (used in) operating activities	(641)	2,640	(16,584)	12,928	14,659	4,223	(11,562)	15,975

 Liquidity and capital resources

Our principal uses of funds are for working capital requirements, debt servicing and capital expenditures. Based on our current and anticipated level of operations, we believe that our cash on hand and cash flows from operations will enable us to meet our working capital, capital expenditure, debt servicing and other funding requirements.  However, our ability to fund our working capital needs, debt servicing and other obligations depends on our future operating performance and cash flows.  There are a number of factors which may adversely affect our operating performance and our ability to meet these obligations. See “Key Factors Affecting Operating Results”.  Our cash flows from operating activities may be impacted by, among other things, the overall strength of the economy, competition from digital media and other forms of media as well as competition from alternative emerging technologies. In addition, in recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising formats, particularly online and other digital platforms such as search and social media websites.  Although we expect to fund our capital needs with our available cash and cash generated from operations, our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our debt agreements.  As at February 28, 2015, we have no availability under the ABL Facility as certain financial ratios that are required as a condition to borrowing were not met. See “Risk Factor - We may not be able to refinance our ABL Facility on attractive terms, or at all” contained in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012.

Cash flows from (used in) operating activities

Our principal sources of liquidity are cash flows from operating activities.  For the three and six months ended February 28, 2015, our cash flows from operating activities were outflows of $0.6 million and inflows of $2.0 million, respectively (2014 – inflows of $14.7 million and $18.9 million, respectively).  Cash flows used in operating activities was due to a decrease in operating income before depreciation, amortization and restructuring, as well as an increase in non-cash working capital which includes the receivable related to the $13.8 million Ontario Interactive Digital Media Tax Credit as described earlier in “Recent Developments”, partially offset by a decrease in restructuring payments of $5.0 million. Cash flows from operating activities decreased $16.9 million for the six months ended February 28, 2015, as compared to the same period in the prior year due to a decrease in operating income before depreciation, amortization, impairment, and restructuring, as well as increase in non-cash working capital which includes the receivable related to the $13.8 million related to the Ontario Interactive Digital Media Tax Credit as described earlier in “Recent Developments”, partially offset by a decrease in restructuring payments of $12.6 million.

As at February 28, 2015 we had cash of $19.2 million (August 31, 2014 - $30.5 million).

Cash flows from (used in) investing activities

For the three and six months ended February 28, 2015, our cash flows from investing activities were inflows of $0.1 million and $10.5 million, respectively (2014 – outflows of $4.4 million and $8.1 million, respectively).  The net cash inflows from investing activities during the three months ended February 28, 2015 include the net proceeds from the sale of property and equipment of $0.8 million, partially offset by outflows on capital expenditures related to property and equipment of $0.5 million and intangible assets of $0.2 million.  The net cash outflows from investing activities during the three months ended February 28, 2014 included outflows on capital expenditures related to property and equipment of $3.2 million and intangible assets of $1.3 million. The net cash inflows from investing activities during the six months ended February 28, 2015 include the net proceeds received on the sale of the Montreal Gazette production facility of $12.4 million which is classified as restricted cash on the condensed consolidated statement of financial position and the net proceeds from the sale of property and equipment of $0.8 million, partially offset by outflows on capital expenditures related to property and equipment of $2.4 million and intangible assets of $0.3 million. The net cash outflows from investing activities during the six months ended February 28, 2014 included outflows on capital expenditures related to property and equipment of $6.2 million and intangible assets of $2.0 million.

Cash flows used in financing activities

For the three and six months ended February 28, 2015, our cash outflows from financing activities were $0.4 million and $23.8 million, respectively (2014 – nil and $6.3 million, respectively). The cash outflows from financing activities during the three months ended February 28, 2015 include $0.4 million of Rights Offering transaction costs. The cash outflows from financing activities during the six months ended February 28, 2015 include the restricted cash of $12.4 million, which will be used to finance the Sun Acquisition, $2.2 million of debt and Notes Subscription Receipts financing costs, and $2.9 million of Rights Offering transaction costs, all as described earlier in “Recent Developments”. In addition, we had cash outflows related to our indebtedness in the three and six months ended February 28, 2015 and 2014, as discussed below.

Indebtedness

As of February 28, 2015, we have $199.2 million First-Lien Notes and US$268.6 million Second-Lien Notes outstanding (August 31, 2014 - $205.5 million and US$268.6 million, respectively).  During the three and six months ended February 28, 2015 and 2014, we made contractual redemptions of nil and $6.3 million, respectively, of aggregate principal amount of First-Lien Notes at par in accordance with the terms and conditions of the First-Lien Notes indenture.

The following tables set out the principal and carrying amount of our long-term debt outstanding as at February 28, 2015 and August 31, 2014.  The first column of the table translates, where applicable, our US dollar debt to the Canadian equivalent based on the closing foreign exchange rate on February 28, 2015 of US$1:$1.2503 (August 31, 2014 – US$1:$1.0873).

	As at February 28, 2015
($ in thousands of Canadian dollars)	Principal Outstanding	Financing fees, discounts and other	Carrying Value
First-Lien Notes (CDN$199.2M)	199,210	3,707	195,503
Second-Lien Notes (US$268.6M)	335,874	6,038	329,836
	535,084	9,745	525,339

	As at August 31, 2014
($ in thousands of Canadian dollars)	Principal Outstanding	Financing fees, discounts and other	Carrying Value
First-Lien Notes (CDN$205.5M)	205,460	4,447	201,013
Second-Lien Notes (US$268.6M)	292,087	6,800	285,287
	497,547	11,247	486,300

Financial Position as at February 28, 2015 and August 31, 2014

($ in thousands of Canadian dollars)	As at February 28, 2014	As at August 31, 2014
Current assets	126,120	107,543
Total assets	715,925	740,594
Current liabilities	112,604	111,378
Total liabilities	779,866	729,650
Equity (deficiency)	(63,941)	10,944

The increase in our current assets at February 28, 2015 as compared to August 31, 2014 is due to increases in accounts receivable primarily as a result of the Ontario Interactive Digital Media Tax Credit, and restricted cash as a result of the Montreal Gazette production facility sale. The increases in current assets are partially offset by a decrease in cash.  Total assets as at February 28, 2015 decreased compared to August 31, 2014, as a result of a decrease in the carrying value of property and equipment and intangible assets as a result of depreciation and amortization during the six months ended February 28, 2015. The decreases in total assets are partially offset by an increase in current assets as previously described, an increase in the carrying value of our derivative financial instruments and an increase in other assets due to the Notes Subscription Receipts financing costs and Rights Offering transaction costs related to the Sun Acquisition. Current liabilities have increased due to increased trade accounts payable and accrued interest on long-term debt, partially offset by a decrease in accrued liabilities and provisions.  The increase in total liabilities is due to the increase in current liabilities described above, an increase in the carrying value of long-term debt as a result of unrealized foreign currency exchange losses and an increase in the carrying value of our employee benefit plan liabilities.

Financial Instruments and Financial Instruments Risk Management

The financial instruments and financial risk management policies and related risks are the same as disclosed in the audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012, except as discussed below.

Foreign currency risk

As at February 28, 2015, approximately 63% of the outstanding principal on our long-term debt is payable in US dollars (August 31, 2014 – 59%). As at February 28, 2015 and August 31, 2014, we have US$268.6 million Second-Lien Notes outstanding.

Guarantees and Off-Balance Sheet Arrangements

Excluding the Notes Subscription Receipts described earlier in “Recent Developments” we have no other significant guarantees or off-balance sheet arrangements.

 Future Accounting Standards

We have not early adopted the following new standards and the impacts on the audited consolidated financial statements have not yet been determined:

(i) IFRS 9 – Financial Instruments

IFRS 9 was issued in July 2014 and addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 – Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss.  The new standard also addresses financial liabilities and they largely carry forward existing requirements in IAS 39, except that fair value changes to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. In addition, the new standard introduces a new hedge accounting model more closely aligned with risk management activities undertaken by entities.  This standard is required to be applied for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

(ii) IFRS 15 – Revenue from Contracts with Customers

IFRS 15 – Revenue from Contracts with Customers was issued in May 2014 and is a new standard that specifies the steps and timing for entities to recognize revenue as well as requiring them to provide more informative, relevant disclosures. IFRS 15 replaces IAS 11 - Construction Contracts and IAS 18 - Revenue, as well as various IFRIC and SIC interpretations regarding revenue. The standard is required to be applied for annual periods beginning on or after January 1, 2017, with earlier adoption permitted.

Risk Factors

The risks relating to our business are described in the section entitled “Risk Factors” included in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012, which section is incorporated by reference herein.

Internal Controls

Disclosure controls and procedures within Postmedia have been designed to provide reasonable assurance that all relevant information is identified to its management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”), as appropriate, to allow required disclosures to be made in a timely fashion.

Internal controls over financial reporting have been designed by management, under the supervision of and with the participation of the CEO and CFO, to provide reasonable assurance regarding the reliability of Postmedia’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The CEO and CFO have evaluated whether there were changes to Postmedia's internal control over financial reporting during the three months ended February 28, 2015, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. There were no changes identified during their evaluation.

Share Capital

As at April 6, 2015 we had the following number of shares and options outstanding:

Class C voting shares	946,653
Class NC variable voting shares (1)	39,262,966
Total shares outstanding	40,209,619

Total options and restricted share units outstanding (2)	2,940,000

(1) In addition, we have 240,972,226 Equity Subscription Receipts outstanding as described earlier in ”Recent Developments”.
(2) The total options and restricted share units outstanding are convertible into 1,710,000 Class C voting shares and 1,230,000 Class NC variable voting shares.  The total options and restricted share units outstanding include 2,042,000 options that are vested and 898,000 options that are unvested.